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                             September 26, 2023

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed September 22,
2023
                                                            File No. 333-266256

       Dear Ziyang Long:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Form F-1 filed September 22, 2023

       Cover page

   1. Please revise the Offering Price table on the cover to include the "non-accountable expense allowance" of
1% of the gross proceeds of the offering.
 Ziyang Long
FirstName LastNameZiyang
Republic Power Group Ltd. Long
Comapany 26,
September NameRepublic
              2023       Power Group Ltd.
September
Page 2    26, 2023 Page 2
FirstName LastName
Exhibits
Consent of Friedman LLP, page 23.1

2. Please revise to include a currently dated consent of your independent auditor. See guidance in Item 601(b)(23) of Regulation S-K.
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff
Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Joan Wu